UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer

DEEP DIVE
PETROBRAS 2024

January 31


PETROBRAS

PETROBRAS

Disclaimer

You must read the following before continuing. The following applies to this document, the oral presentation of the information in this document by Petróleo Brasileiro S.A. – Petrobras (together with its subsidiaries, the "Company") or any person on behalf of the Company, and any question-and-answer session that follows the oral presentation.

By receiving these materials and/or attending this presentation, you agree to be bound by the following terms and conditions and acknowledge the statements below.

Neither the Company nor any of its affiliates, directors, officers, agents or employees shall be de have any liability whatsoever for any loss or damage arising from any use of these materials or their contents or otherwise arising in connection with these materials or the presentation. No recipient of these materials or attendee to this presentation should construe the contents of these materials as legal, tax, accounting or investment advice or a recommendation to buy, hold or sell any security, or an offer to sell or a solicitation of offers to purchase any security. Each recipient and attendee should consult its own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein.

These materials contain non-IFRS financial measures used by the Company's management when evaluating results of operations. The Company's management believes these measures also provide useful comparisons of current results of operations with past and future periods. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies.

These materials may contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. In no event, neither the Company nor any of its affiliates, directors, officers, agents or employees shall be liable before any third party for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

CAUTIONARY STATEMENT

We present certain data in this presentation, such as oil and gas resources and reserves, that are not prepared in accordance with the United States Securities and Exchange Commission (SEC) guidelines under Subpart 1200 to Regulation S-K, and are not disclosed in documents filed with the SEC, because such resources and reserves do not qualify as proved, probable or possible reserves under Rule 4-10(a) of Regulation S-X.

DEEP DIVE

PETROBRAS 2024

Energy Transition

Mauricio Tolmasquim



DEEP DIVE
PETROBRAS 2024

Energy Transition

Decarbonization
Gas & Power
Renewables



DEEP DIVE
PETROBRAS 2024

—

Energy Transition

Decarbonization
Gas & Power
Renewables



We expect lower world demand in the transportation segment and an increase in petrochemical demand


MMbpd
2021
2050
Light vehicles
28
15
Road transport
16
13
Aviation and Maritime
10
9
Petrochemical
15
22

Note: Petrobras' models, using Wood Mackenzie, IHS and IEA data as a reference.
Reference scenario projection used to elaborate the Plan. Petrobras also considers alternative scenarios, with different energy transition paces

SCOPES 1 AND 2 – PETROBRAS OPERATIONAL EMISSIONS TRAJECTORY



GHG ABSOLUTE EMISSIONS
(MILLIONS TCO2)
41%
78
66
67
62
59
56
62
48
46
2015
2016
2017
2018
2019
2020
2021
2022
2023 Outlook



METHANE INTENSITY EMISSIONS
(TCH4/THOUSAND THC)
66%
0,65
0,64
0,56
0,57
0,58
0,44
0,32
0,25
0,22
2015
2016
2017
2018
2019
2020
2021
2022
2023 Outlook

LOW CARBON CAPEX 2024-2028 - PROMOTING DECARBONIZATION ACROSS THE VALUE CHAIN

SCOPES 1 AND 2
Operational Emitions

- Net Zero by 2050
- 2022 level not to be exceeded in the five-year period
- Near Zero Methane 2030

US$ 3.9 billion

DECARBONIZATION OF OPERATIONS

Investments in emissions mitigation (scopes 1 and 2) - E&P, RTM and G&P
US$ 2.9 billion

Decarbonization Fund
US$ 1.0 billion

PORTFOLIO - SCOPE 3
Providing better products

Potential of 50% of total electricity generation capacity through renewable sources by 2030

Potential to expand biofuel production capacity (by volume) by up to 4x between 2022 and 2030

US$ 5.5 billion

LOW CARBON ENERGIES

Wind and Solar Photovoltaic Energies
US$ 5.2 billion

Hydrogen, CCUS and CVC
US$ 0.3 billion

US$ 1.5 billion

BIOREFINING

Renewable diesel
Bio Jet Fuel

R&D
in low-carbon

Expand share of non-energy products which are transition-resilient

US$ 0.7 billion

INCREASING OVER THE FIVE-YEAR PERIOD

15% of the total R&D budget in 2024, reaching 30% by the end of the period

US$ 11.5 billion (11% of total CAPEX)

CARBON NEUTRAL PROGRAM AND DEDICATED BUDGET
LEVERAGING SOLUTIONS FOR THE NET ZERO TRAJECTORY


Combined Cycle in FPSO
Light CAPEX increase with relevant decrease in GHG Emissions Intensity (-19%)
Optical gas image (OGI) cameras in FPSO
Variable speed drive Compressor in FPSO
Sea water dump line Generation in FPSO
Eletrification of large machine in a refinery
MAC (USD/tCO²e)
CARBON EMISSIONS (tCO²e)
New equipment leads to 10% better GHG Emissions Intensity and reduced operational costs

EXAMPLES OF IDENTIFIED OPPORTUNITIES IN THE MAC CURVE:

> 600 OPPORTUNITIES

DECARBONIZATION FUND
US$ 1.0 billion over the next years

- 30 initiatives under implementation : potential mitigation of 1.4 MMtCO2e/year, budget of US$ 400 MM already allocated and CMA between 1 and 13 USD/tCO2e
- Target additional technology for new projects and operating assets
- Cross-sector Governance

CARBON CREDIT AS A COMPLEMENTARY TOOL

EXPANDING THE CONTRIBUTION TO THE MAINTENANCE OF STANDING FORESTS AND THE RESTORATION OF ECOSYSTEMS

- Strict criteria for credit selection: only credits of high quality and integrity
- Priority for credits generated in Brazilian biomes, with socioeconomic co-benefits
- Compensation aligned with international best practices
- Transparency and traceability

COMPLEMENTARY STRATEGY TO INTRINSIC DECARBONISATION

IN ADDITION:

Voluntary social responsibility portfolio: contribution to 106 conservation units and 20 indigenous lands and quilombola territories

Investments in protected areas by licensing (SNUC*): ~R$ 3 billion committed

** National System of Nature Conservation Units*

DEEP DIVE
PETROBRAS 2024

—

Energy Transition

Decarbonization
Gas & Power
Renewables



Portfolio ensures reliability and safety in the insertion of renewable sources



POWER PLANTS
13 units
Capacity
5.3 GW



NATURAL GAS TRANSPORTATION PIPELINE
TSB
TBG
GTB
LNG REGASIFICATION TERMINALS
LNG Bahia
LNG Baia de Guanabara
G&P Segment NG Processing Units
Thermoelectric plants

BOLIVIA IMPORTS
Bolivia – Brasil Gas Pipeline

IMPORT AND REGASIFICATION
2 Regasification Terminals
Capacity
50 million m³/day



LNG

NATURAL GAS PROCESSING UNITS
4 NG Treatment Units
Capacity
66 million m³/day



Commercial performance ensures results predictability and reduces exposure to volatile LNG spot prices

2023 new NG Contracts:
- + US$ 33 Bi
- + 70 bcm
- 11 yrs contracts
- Local Distribution & free consumers markets

Supply Portfolio Optimization
- + 3 bcm Petrobras E&P - Methane flexibility for Route 1 NG (2020-23)
- > Petrobras E&P Manati Gas
- YPFB Contractual amendment
- New 10 yrs contract of efficient Floating Storage Regasification Unit

New Power Plants Sales Spot Price
LNG indexed Power Sales Prices

Diversified Sales Conditions:
- New indexes (Henry-hub)
- Supply Period: 4, 5, 9, 11 yrs
- Initial Supply: 2024 & 2026

2021 Litigations Solved
1/3 new long term contracts


13

Investments to ensure operational reliability and competitiveness in new auctions


US$ billion
+1.5
Increase in scope (UTE GASLUB and TBG)
+0,1
Reliability Projects
Strategic Plan 2023–27
1.1
1.4
0.1
0.2
Strategic Plan 2024–28
0.1
0.7
1.0
3.0
1.3
Reliability & Improvements
Route 3
UTE Gaslub
TBG, HSE and others

Natural gas efficient power plants support more renewables in the mix



Historical Generation
Natural Gas Thermoeletric Plants x Hydro Reservoir Levels
Reservoir Levels (%)
Generation (MWmed)
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
NG Thermoeletric Generation
Hydro Reservoir
Source: ONS



New reality: "Duck Curve" in Brazilian Power Generation
11/23/2023
GW
hour
101,5
3,5
HYDRO
SOLAR
WIND
THERMO (SIN)
TOTAL
THERMO (PB)
Fonte dos dados: ONS

Petrobras Power Plants Performance

- 1º quartile Solomon in cost and availability
- 98,2% reliability
- 100% availability - End of 2023

Infrastructure and Petrobras E&P natural gas portfolio expansion

Competitiveness and resilience

Main projects and planned dates

2024

Route 3 Project

Gas Pipeline
Capacity:
18 million m^3/d

Natural Gas Processing Unit Capacity
21 million m^3/d

2028

BMC-33 Project*

Gas Pipeline

Capacity:
16 million m^3/d

2028+

SEAP*

Gas Pipeline

Capacity:
18 million m^3/d

E&P Exploration of New Frontiers

- *Southeastern Basins*
- *Equatorial Margin*
- *Other countries*

Southern Countries opportunities

LNG

Biomethane

** Offshore Gas Processing Unit*

Gas and Power RD&I

6 Gas Efficiency and Competitiveness

RD&I

SHORT-TERM	MID-TERM	LONG- TERM	
Gas processing with excellency •Digital Twin •Flaring minimization •Availability Digital optimizing of gas transport, allocation and commercialization Power Plant reliability enhancement and operational efficiency	Decarbonization of gas operations Power Plant with flexible operation	Monetization of gas to chemicals and petrochemicals Energy generation from renewables	Gas treating plant with net zero Emissions Biomethane as feedstock for low carbon chemicals

DEEP DIVE
PETROBRAS 2024

Energy Transition

Decarbonization
Gas & Power
Renewables



Long term, low-carbon investment creates value and should be a focus area for O&G companies

Despite lower returns in Green vs O&G ...


ROCE (%)
30
25
20
15
10
5
0
2005
2010
2015
2020
2024E
Green energy
O&G

... green investment can mitigate risks & create growth...

- Participate in emerging, growing profit pools
- Gain and protect market share as customers prioritize sustainability
- Large and increasing cash expenses of CO_2
- Avoid risk of resource scarcity (e.g., materials, CO_2 offsets)
- Experience less volatility in markets

... which have played out over the long-term


TSR Index: January 2004 = 100
700
600
500
400
300
200
100
Jan/2004
Jan/2010
Jan/2016
Jan/2022
Green Energy
O&G (excl. NOC)

Source: S&P Capital IQ, BCG ValueScience® Center

Brazil in a favorable position to face the Energy Transition...



TOTAL PRIMARY ENERGY SUPPLY (2022)
16%
5%
27%
23%
30%
48%
1%
5%
10%
36%
WORLD
BRAZIL
TOTAL ENERGY GENERATION (2022)
30%
9%
36%
22%
2%
89%
2%
1%
6%
1%
WORLD
BRAZIL
ENERGY IN TRANSPORTATION (2022)
2%
4%
3%
91%
0,2%
22,0%
2,0%
76,0%
WORLD
BRAZIL
OIL
NATURAL GAS
COAL
NUCLEAR
RENEWABLE
ELECTRICITY

In the first three quarters of 2023, Brazil generated 91% of its electricity from hydro, solar, wind and nuclear sources (Source: ONS)

Sources: IEA - WEO 2023 (pages 247, 266 and 267) AND EPE - BEN 2023

... And also in a competitive position for future investments



HYDRO
109.8
68
BIOMASS
DEPENDS ON
EFFICIENT
LAND USE
16.7
?
PHOTOVOLTAIC
28,000
~
10.4*
+ 23.6 distributed**
WIND ONSHORE
800
27.1
WIND OFFSHORE
700
Installed Capacity (GW)
Potential New Capacity (GW)

*Source: EPE, ANEEL - *Centralized generation data - SCE (Superintendence of Concessions, Permissions and Authorizations for Electric Energy Services) - reference date: 09/10/2023*
*** DISTRIBUTED ENERGY INFORMATION - ABSOLAR AND SOLAR PORTAL*

Multicriteria Process Guided Petrobras' Proposals Into Low Carbon Businesses

Focus on Brazil.

Regulatory maturity, future market scale projections, competitive advantages, integration with our current assets and technological readiness were taken into account.

ONSHORE

M&A for existing projects in Brazil, influencing management but without control for operating/development assets

WIND OFFSHORE

R&D, studies and data acquisition for projects linked to the Brazilian offshore wind potential

CCUS

Greenfield projects, leveraging our technical capabilities and connecting in the main Brazilian industrial hubs projects

HYDROGEN

R&D, studies for leveraging Brazilian competitiveness. Strategic partnerships focused on the product market (PTX, green ammonia).

BIOREFINING

Replacing crude oil with biofeeds to produce lower-emission transportation fuels Greenfield in projects linked to existing refining Focus on expansion of biorefining projects

Leveraging and integrating Petrobras' capabilities and assets with the competitiveness of Brazil in renewable energy, biofuels, hydrogen and CCUS


RENEWABLE ENERGY
ELETROLIZER
BIOGENIC CO2
CO₂
H2
H2
RENEWABLE FEEDSTOCKS
REFINERY
LOW-CARBON PRODUCTS
H2
NATURAL GAS
REFINERY & NG PROCESSING UNITS
CO₂
CCUS
INDUSTRIAL CLIENTS

BRAZILIAN INTRINSIC ADVANTAGES	Competitive conditions in renewable energy Broad capacity of renewable feedstocks and biogenic CO_2
PETROBRAS TECHNICAL & FINANCIAL CAPABILITIES	Financial capacity to build world-scale projects Engineering talent to build mega projects Unparalleled experience in all aspects of Brazilian regulations
CONSOLIDATED ASSETS BASE	Largest Brazilian producer and user of Hydrogen Opportunities for existing assets to produce low-carbon hydrogen Logistics access to fuels market
MARKETS & COMERCIAL PORTFOLIO	Strong position in local and export markets Existing commercial portfolio in Brazil and abroad
RESEARCH & DEVELOPMENT	Largest R&D Center in LATAM Programs focused on renewables and low-carbon products Collaboration with academia and industry

PHOTOVOLTAIC AND WIND ONSHORE



Onshore installed capacity has grown significantly and Brazil has been growing in the Global Ranking...



New Installations (GW)
2022
829,4
37,6
8,6
4,1
2,7
2,4
2,4
2,1
1,8
1,7
1,7
12,4
906,2
Global Capacity...
China
USA
Brazil
Germany
Sweden
Finland
France
India
United Kingdom
Spain
Other Countries
Global Capacity...



Global Wind Power Capacity (GW)
2022
China
365,4
USA
144,2
Germany
67,0
India
41,9
Spain
29,8
United Kingdom
28,5
Brazil
25,6
France
21,1
Canada
15,3
Sweden
14,4

Fonte: GWEC - Global Wind Report 2023

Project Supply Signals Availability of Renewable Energy Assets for M&A

Good timing to access opportunities in the renewable energy market

- Large number of projects with grants and regulatory benefits
- Companies with good projects need resources
- Integration with future hydrogen projects

CURRENT OPPORTUNITIES FOR M&A IN BRAZIL

76.3 GW


Development
43,0 GW
In
operation
15,4 GW
Pre-
construction
43,0 GW

Petrobras aims to balance its thermal and renewable generation capacity by the end of the 2024-2028 period, reaching ~10% of Brazil's photovoltaic and wind energy capacity in operation or under construction by 2028 (~5GW)

Source: Petrobras

Well-defined Governance system and criteria for establishing Partnerships

The evaluation aims to approve and classify opportunities to allow prioritization in accordance with the company's strategy



TECHNICAL EXPERTISE
INVESTIMENT CAPACITY
RATING
CCC
B-
B+
BB
BBB-
BBB+
A
AA-
AA+

AQUISITIONS



Project governance composed of validation and approval stages
ACQUISITIONS
PROJECT SELECTION
Project adherence to the Stratigic Plan
Prospective partner screening
NDA Execution
Insertion in the portfolio under evaluation
NON BINDDING OFFER
Designation of working group
Preliminary valuation
BINDING OFFER
Due diligence
Valuation
Risk analisys
Technical Opinions and Business Reports
Insertion in the Portfolio under Implementation
SIGNING
Negotiation of conditions
Fairness Opinions
Signing of the transaction documents
CLOSING AND INTEGRATION
Implementation of conditions to Closing
Transfer of assets
Start of integration
Decision Gate
Portfolio under Evaluation
Executive Board
NBO Approval
Executive Board
NBO Approval
Executive Board Board of Directors
Execution
Executive Board Board of Directors
All decisions must count with recommendation by the working group and by the Technical Statutory Committee
Board of Directors decision must Count with additional recommendation by Investiment Advisory Committee and Audit Advisory Committee

OFFSHORE WIND



Brazil's Potential for Offshore Wind Generation

Potential up to 50 m	700 GW	6 million BPD
Petrobras	30 GW	250 thousand BPD



NE: 109 GW
48 Projects
SE: 49,9 GW
20 Projects
South: 75,3 GW
28 Projects
Capacity Factor
< 20%
< 30%
< 40%
< 60%
< 70%
Petrobras Projects
Petrobras + Equinor Projects
0,6
9
7,1
38,5
123,9
72,03
251,13
<2018
2019
2020
2021
2022
2023
Total

*Requests to IBAMA does not guarantee any right on the offshore areas



(GW)
23
21,2
18
17,5
17,1
15,2
15
14,4
10,8
9,8
9
80,13
PETROBRAS
TotalEnergies
SHIZEN ENERGY
Bravo Vento
OW
BlueFloat
equinor
PETROBRAS
Wind Brazil
CORIO
NEOENERGIA
Other

Source: Requests to IBAMA to start the environmental process (2024)*

OFFSHORE WIND: Projects under study


Araioses
Prazeres
Piedade
Mangará
Ibitucatu
Colibri
Fortaleza
Costa Branca II
Costa Branca I
Ginga
Espírito Santo I
Aracatu I and II
Cabo Frio
Ibituassu
Mostardas
Atobá

10 PETROBRAS PROJECTS

PETROBRAS = 23 GW

7 PROJECTS IN PARTNERSHIP

equinor + PETROBRAS = 14.5 GW

GOOD CONDITIONS FOR COMPETITIVE PROJECTS:

- Distance from shore: 12 a 40km
- Water Depth: 10 a 55m.
- Medium Wind Speed at NE: 9.05 m/s
- Medium Wind Speed at SE: 8.9 m/s
- Medium Wind Speed at South: 9.5 m/s

* Medium Wind Speed @150m – Global Wind Atlas

Wind and Solar Energy RD&I Roadmap

16 Wind and Solar Generation

RD&I

Identification and characterization of the best locations for implementing projects

2025

- Resource measurement and modeling
- Regional environmental caracterization
- R&D opportunities identification
- Automation and optimization of commercial parks design

Construction optimization of new assets and O&M improvements for existing assets

2030

- Tropicalize/localize technologies
- Robotization for construction and O&M
- Local Supply Chain
- Pilots and technology demostration
- Detailed site assessment
- OPEX reduction and increased reliability
- Hybridization and Energy Storage

Operational optimization and integration and search for disruptive solutions

2040+

- Offshore O&G power supply
- Logistics solutions for very large equipment
- New business models
- Disruptive innovations
- Green H2 integration
- Lifetime extension
- New materials and inspection techniques

Wind

Wind + Solar

Current projects

Future goals

Hydrogen


H_2

Brazil could play an important role in the global supply of H_2

Clean hydrogen demand and production in the APS scenario, 2050


United States
China
Middle East
LAC
European Union
Australia
North Africa
Canada
Korea
Japan
-100
-50
0
50
100
150
200
bcme
Net imports
Domestic supply
Net exports

Source: IEA, 2023

Notes: bcme = billion cubic metres of natural gas equivalent

According to external evaluations, Brazil is potentially the most competitive country in H_2

HYDROGEN PRODUCTION COSTS COMPARISON - 2030
SELECTED COUNTRIES
Values in $/kg



"Green" renewable hydrogen
"Blue" hydrogen from natural gas with CCS
"Gray" hydrogen from natural gas without CCS
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
Brazil
Chile
India
Peru
U.S
U.A.E
Sweden
Argentina
Mexico
Australia
Spain
South Africa
Canada
China
Turkey
Italy
U.K
France
Germany
Malaysia
Netherlands
Poland
Vietnam
Thailand
Indonesia
Philippines
Japan
South Korea

Source: BNEF
Note: Assumes our optimistic electrolyzer cost scenario. Renewable H_2 cost range reflects a diversity of electrolyzer types, from Chinese alkaline (low) to PEM(high). Assumes equal CCS costs in all countries.

Key advantages: share of clean sources in energy matrix and an integrated grid

BIDDING ZONES


North Brazil
outubro de 2023
118 g
86%
86%
Carbon Intensity Low-carbon Renewable
North-East Brazil
outubro de 2023
34 g
98%
98%
Carbon Intensity Low-carbon Renewable
Central Brazil
outubro de 2023
100 g
89%
88%
Carbon Intensity Low-carbon Renewable
South Brazil
outubro de 2023
73 g
93%
93%
Carbon Intensity Low-carbon Renewable

In 2023, Brazil generated **91%** of its electricity from clean sources

Source: ONS, 2023

Source: Electricity Maps
https://app.electricitymaps.com/map (jan 2023 - dec 2023)

INTEGRATED GRID


ONS
Venezuela
Boa Vista
Manaus
Porto Velho
Rio Branco
Bolivia
Chile
Paraguai
Argentina
Uruguai
Macapá
Belém
S.Luís
Fortaleza
Teresina
Natal
Recife
Maceió
Aracaju
Salvador
Palmas
Brasília
Goiânia
Cuiabá
C.Grande
B.Horizonte
Vitória
R.Janeiro
São Paulo
Itaipu
Curitiba
Florianópolis
P.Alegre
Legenda

Source: ONS, 2023.

Brazil has biogenic CO_2 sources throughout its territory


COLOMBIA
SURINAME
EQUADOR
AMAPÁ
AMAZONAS
PARÁ
MARANHÃO
CEARÁ
BRASIL
PERU
Lima
ACRE
RONDONIA
TO
BAHIA
MATO GROSSO
Brasília
BOLÍVIA
Sucre
MINAS GERAIS
ESPÍRITO SANTO
MATO GROSSO DO SUL
RIO DE JANEIRO
PARAGUAI
Assunção
PARANÁ
CHILE
SANTA CATARINA
RIO GRANDE DO SUL

Over than 350 ethanol production plants in Brazil (2023)

Source: ANP – Dynamic map – Ethanol Producers

Petrobras RD&I: Technology solutions applied to a multifaceted hydrogen and derivatives value-chain

LOW CARBON H_2

Develop skills and projects with focus on the **sustainable hydrogen value chain**, promoting the **decarbonization** of existing production and supporting **new profitable diversification businesses.**


H₂ Exsudação
Adaptado de Rigollet et al., 2022







Geoscience

Geological hydrogen: H_2
- *Exploration*
- *Production*

Geological storage of hydrogen

Production of hydrogen in subsurface conditions

Production

Steam Methane Reforming (SMR):
- *Optimization and energy efficiency* H_2
- *With carbon capture* H_2
- *With renewable feedstocks* H_2

Water electrolysis H_2

Natural gas plasma pyrolysis H_2

Other technologies

Offshore production

Infrastructure

Storage
- *Compressed, liquefied, LOHC, ammonia etc.*

Transport and distribution
- *Natural gas blending in pipe network*
- *Dedicated pipelines*
- *Long-distance (overseas) transport*
- *Hydrogen hubs*

New uses

Transportation: fuel cells and internal combustion engines

Industry: feedstock and energy carrier

Power generation: stationary fuel cells and co-firing

Low-carbon products:
- *Fuels: E-fuels, ammonia,*
- *CO2 conversion*
- *Petrochemicals feedstocks*


TQ-4330

Biorefining

Transition to low carbon products - legal & regulatory drivers

RenovaBio

IMO

Certified Sustainability ISCC Certified GHG Savings

Decarbonization targets and mandates affect or will affect products that correspond to approximately 60% of the Company's revenues (diesel, gasoline, jet fuel, and bunker).

REGULATED SECTOR

Biofuels for the airline industry

Bio Jet Fuel

anp

ICAO - UN body specialized in defining standards for international aviation

Brazil

- ***"Future Fuel" bill: 1 to 10% decarbonization 2027-2037***

International

- ***Zero net growth from baseline emissions in 2019***

REGULATED SECTOR

Biofuels for the road sector

Renewable Diesel and Biodiesel

anp

Commitments to decarbonize countries through regional initiatives

Brazil

- ***"Future Fuel" bill: Renewable Diesel Mandate (3%) above biodiesel mandate***

REGULATED SECTOR

Biofuels for the maritime industry

Biobunker and maritime diesel

anp

IMO - UN body specialized in defining standards for international navigation

Brazil

- ***Still no mandate forecast***

International

- ***20-30% decarbonization in 2030***
- ***70-80% decarbonization in 2040***
- ***Net zero in 2050***

NON-REGULATED SECTOR

Bioproducts

Green Propylene, Green Ethylene, Green HLR, Green NAPHTHA, Green BTX

Biorefining – investments in dedicated units and integrated with refining facilities

ROAD TRANSPORTATION

CO-PROCESSING

Integrated to current Downstream operations to produce oil products with renewable content

Products in commercial phase

SHIPPING TRANSPORTATION

BIOBUNKER

Marine fuel with renewable content aligned with IMO decarbonization strategy

Commercial tests with 10% and 24% renewable content performed in 2023.

AIR TRANSPORTATION

RPBC AND GASLUB DEDICATED PLANTS*

- Aligned with CORSIA's demands
- Flexibility of raw materials (tallow and vegetable oil)
- Segregated production of 100% renewable derivatives
- SAF's decarbonization potential will depend on the raw materials

GREEN PETROCHEMICALS

PROCESSING

Vegetable oil in FCC at RPR for bioaromatics

CO-PROCESSING

Bio-Oil (RPR) or Ethanol (RECAP) in FCC for green HLR, Propene and Ethylene with renewable content

PARTNERSHIPS – Integration to the supply chain of more sustainable raw materials

** Units have flexibility for renewable diesel production*

CCUS


CCUS
CO2

Pioneer and largest CCUS project in the world

Reducing emissions and increasing the reservoir's recovery

Currently the largest CO2 injection project in the world:
First CCUS project in ultra-deep waters (started in 2010)
Increasing recovery fator

2022

40.8
MtCO2
Accumulated



- >10 MtCO2/y injection
- 25% of the world's CO2 injection capacity
- 20% CO_2 injection in the last year
- 21 FPSOs with CCUS technology

2025

80.0
MtCO2
Accumulated



- + 7 new FPSOs with CCUS technology
- Double of CO2 injection's anual capacity in the next 3 Years

CCUS HUBS UNDER STUDY

Each of our CCUS hubs under study potentially have the capacity to store the CO2 industrial emissions of their respective area of influence for more than 50 years

Capacity of 266 $MtCO_2$ /year to be captured in these selected hubs



Hub Ceará
Hub Pernambuco
Hub Bahia (Camaçari)
Hub Espírito Santo
Hub Rio de Janeiro
Hub Cubatão
Hub São Paulo
Hub Rio Grande do Sul
CCUS



Bahia CCUS Hub
8 Mt_{CO2}pa
São Paulo CCUS Hub
30 Mt_{CO2}pa
Espírito Santo CCUS Hub
30 Mt_{CO2}pa
Rio de Janeiro CCUS Hub
20 MtCO2pa
Refinery
Cement
Metallurgy
Bioenergy
Blue Hydrogen
Petrochemical

Rio de Janeiro Hub Project



Cement
Thermoelectric
Refinery
Metallurgy
Gas Plant
H_2
AÇÚ PORT
CANTAGALO
UTG-CAB
BARRA DO FURADO
MACAÉ
VOLTA REDONDA
REDUC
GASLUB
SEROPÉDICA
RIO

Technology Roadmap to CCUS New Frontiers

15 CCUS

RD&I

TODAY

The Largest Offshore CCUS in the World

2022

40.8

MtCO2 acumulated

25% of the total CO2 injected by the industry worldwide

TECHNOLOGY ROADMAP

- NEW MATERIALS FOR MEMBRANES (CO_2 / CH_4)
- CCS from OFFSHORE EXHAUST GASES
- OXY-COMBUSTION (O_2 / CO_2)
- SCALE-UP OF CO2 STORAGE SOLUTIONS
- BECCS
- SUBSEA CAPTURE
- POWER HUB-CCS
- CO2 CONVERSION
- DAC

PETROBRAS CCUS AMBITION



2025: 80Mt CO_2 stored in the pre-salt CCUS-EOR project



First of a kind - CO2 storage in saline formation (100 ktons CO2/year)



Commercial Hub



Multiple Hubs


CCUS

2050 Net Zero Ambition

New Energies



Petrobras Innovation Ventures

Investment Program (US$ 0,1 bi) targeting Innovative Businesses

CVC

- Corporate Venture Capital (CVC) as a tool to accelerate positioning in energy transition
- It complements other Open Innovation tools used by Petrobras, bringing new investments focused on innovative businesses for the energy transition

Objectives

Search for both strategical and financial objectives:

- Access to new business models
- Early exposure to disruptive technologies
- Identification of new markets and suppliers

Work in progress

- Budget approved by the Board of Directors
- Rules and details to be announced in 2024

DEEP DIVE
PETROBRAS 2024

Energy Transition

Conclusion



Low carbon capex projection grows over the plan horizon in alignment with increased business maturity and decarbonization goals



18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
6%
10%
12%
13%
16%
11,0%
2024
2025
2026
2027
2028
Average PE 24-28

US$ 11.5 billion (11% of total CAPEX)

OUR BUSINESS STRATEGIES

Gas and Energy and Renewables

- Act in a competitive and integrated manner in the operation and commercialization of gas and energy, optimizing the portfolio and acting in the insertion of renewable sources.

Sustainability

- Act in low carbon businesses, diversifying the portfolio in a profitable way and promoting the perpetuation of Petrobras;
- Act in our businesses with integrity and sustainability with safety, seeking decreasing emissions, promoting diversity and social development, contributing to a fair energy transition and training experts in sustainability;
- Innovate to generate value for the business, supporting operational excellence and enabling solutions in new energies and decarbonization



DEEP DIVE PETROBRAS 2024

Energy Transition Q&A session

DEEP DIVE
PETROBRAS 2024

Diversity, Equity and Inclusion

Carolina Pires
Mariana Rodrigues



Diversity, Equity and Inclusion Policy

Strategic Plan 2024 – 28+


DIVERSITY, EQUITY AND INCLUSION

Code of Ethical Conduct

Ethical Conduct Guide for Suppliers

Code of Ethical Conduct



Duties in Human Rights

Ensure a work environment that respects, welcomes, and promotes diversity of culture, race, skin color, ethnic origin, nationality, social position, age, religion, gender, sexual orientation, personal appearance, physical, mental, or psychic condition, marital status, opinion, political conviction, gender identity, or any other factor of individual differenciation (...)

Human Rights and compliance with legislation

In this way, the supplier commits to promoting diversity, ensuring respect for differences and equal opportunities in access, remuneration, career development, and requiring similar attitudes from its (sub)contractors(...)



Ethical Conduct Guide for Suppliers

Diversity, Equity and Inclusion Policy

Approved by the Board of Directors in September 2023, the Petrobras DEI policy strongly and effectively addresses discrimination and harassment, as well as implements affirmative actions to eliminate and remedy the effects of discrimination against underrepresented groups.

Petrobras approves Diversity, Equity and Inclusion Policy

Approved on the National Day of Fight for People with Disabilities, the document reinforces the company's commitment to improve the promotion of diversity

Published in 21/09/2023 at 19:49:09



Strategic Plan 2024-28+ / ESG Positioning



ENVIRONMENTAL
SOCIAL
GOVERNANCE
Acting safely and sustainably in our businesses, with integrity, seeking to reduce emissions, promoting diversity and social development, contributing to a fair energy transition.
CO2
REDUCE CARBON FOOTPRINT
Net Zero ambition 2050
PROTECTING THE ENVIRONMENT
Zero spill ambition
CARING FOR PEOPLE
Zero fatality ambition
ACTING WITH INTEGRITY
Ambition to become reference in ethics, integrity and transparency

ESG Positioning 2024-28+ / Social


ISSUE
X
GUIDELINES

Personnel Management

- Suitable working conditions and environment
- Promotion of diversity and respect for differences and equal opportunities
- Fighting prejudice and discrimination
- Prevention of psychological, physical and sexual violence in work relations
- Respect for freedom of association and collective bargaining
- Education on Human Rights
- Reporting and Complaints Channel

Relationship with communities

- Respect for communities
- Respect for indigenous peoples and traditional communities
- Respect for the environment
- Transparent operations
- Reporting and Complaints Channel
- Dialog with communities
- Promotion of Safety Practices
- Education of risk-prone communities
- Transportation of individuals and communities

Engagement with the supply chain and partners

- Ethics and respect for human rights
- Human Rights Awareness
- Promotion of basic work principles
- Combating degrading practices and disrespect for the rights of children and adolescents

Due Diligence on Human Rights

- Risk assessment system
- Impact repair
- Performance effectiveness monitoring
- Accountability

ESG Drivers

REDUCE CARBON FOOTPRINT

- Promote intrinsic decarbonization, aiming for operational emissions neutrality by 2050, considering origination and acquisition of competitive and high-quality carbon credits as a complementary strategy;
- Expand the supply and access to low-carbon energy and products in a cost-effective transition to alleviate energy poverty and reduce portfolio exposure to greenhouse gas emissions.
- Leverage knowledge and innovation ecosystems in low-carbon solutions.
- Collaborate with stakeholders to accelerate inclusive and sustainable development opportunities.

ENVIRONMENTAL PROTECTION:

- Be water positive in water-critical areas of operation by reducing freshwater intake and improving local water availability, contributing to water security.
- Minimize generation and maximize reuse, recycling, and recovery of waste, promoting circular economy practices and seeking zero landfill disposal.
- Promote conservation, restoration, and biodiversity gains, aiming for a net positive impact in the regions of operation..
- Enhance process safety, readiness, and contingency response, preventing and mitigating accidents, leaks, and environmental impacts

CARE FOR PEOPLE:

- Be a vector for socio-environmental development.
- Be a reference in human rights and the promotion of diversity, equity, and inclusion.
- Promote well-being and comprehensive health care for the workforce.
- Ensure people's safety through practices that incorporate human factors with a focus on organizational learning.

ACT WITH INTEGRITY:

- Strengthen our governance model with a balance between efficiency and control.
- Be a reference in ethics, integrity, and transparency.
- Encourage the adoption of ESG practices among our stakeholders.

ESG Positioning 2024-28+ / Social

To achieve more than 50% physically active employees, contributing to a healthier and more productive life by 2028

Raising levels of people's health through a culture of well-being

To implement 100% of the commitments of the UN Global Pact Mind in Focus Movement by 2030

Ensure healthy and safe environments through the management of psychosocial factors at work

To be among the top three O&G companies in the Human Rights ranking by 2030

To accomplish HR due diligence in 100% of our operations and 100% of our workers and third parties trained in HR

To promote Diversity, increasing the percentage of women to 25% and the percentage of black people in leadership positions to 25% by 2030

Current level at 20% with actions to increase gender and color/race representation in leadership positions each year

Promote diversity in Petrobras' Nominations for our equity holdings:

- *Reach 30% of women in Board of Directors, Executive Board and Fiscal Board by 2026*
- *Increase by 10% the nominations of black people for the Board of Directors, Executive Board and Fiscal Board by 2030*

Petrobras Values



Petrobras Values

Our Values

Care for People

Taking care of individuals by promoting diversity, equity and inclusion, as well as ensuring health, well-being, physical and psychological safety

Integrity

Acting with ethics, transparency and coherence between speech and practice

Sustainability

Generating value for the company and stakeholders with a long-term vision and commitment to life, fair energy transition, environment, and society

Innovation

Building new paths for the company, overcoming barriers through collaboration, technology, technical expertise, and continuous learning

Commitment to Petrobras and to the country

Working with excellence and purpose for the development of Petrobras and the country

Institutional commitments undertaken by Petrobras:

- Business Initiative for Racial Equality
- Open letter to companies for human rights
- United Nations Global Compact
- Gender and Race Equity Programs
- National Pact for the Eradication of Slave Labor – InPacto
- UN Women's Principles of Empowerment
- Corporate Commitment Declaration in Combating Sexual Violence against Children and Adolescents

Commitments turned into actions

- Quotas in hiring processes, affirmative management selection processes, women in Succession Program, Mentoring, benefits, affinity groups, surveys, data monitoring, Education and Communication initiatives for leadership and employees.

- Launch of the first **Racial Equity Program** in November 2023, *with educational initiatives and affirmative actions. Strategic Plan Goal - achieve 25% diversity in color and race in leadership positions by 2030.*

- **Creation of the Diversity, Equity, and Inclusion Management** in June 2023.

- **Creation of the Human Rights Management** in August 2023.

- **Commitment to Life Program**
  Health, Safety, and Environment (HSE) initiatives

- **Creation of the Support of Victims of Workplace Violence Management** in July 2023


PETROBRAS



Petrobras Program *Against Sexual Violence*

Petrobras Program Against Sexual Violence

Centralizes and monitors

the implementation of actions to combat harassment, misconduct, and sexual violence, currently underway or to be implemented by the company..

Creates a

Diverse
Respectful
Safe and sexual-violence-free work environment.

Petrobras Program Against Sexual Violence

General Coordination

SR

Axis	Area	Description
STRATEGY	HR	Actions related to Petrobras strategic vision and corporate positioning.
PREVENTION	CONF	Actions aimed at ensuring effective mechanisms to prevent sexual violence and strengthening respect and appreciation for individuals in the organizational culture.
HEALTH SUPPORT	HSE	Initiatives that involve specialized and humanized health monitoring, through active listening, favoring the protagonism of individuals seeking assistance, strengthen their decision-making, and promote comprehensive health care.
DENUNCIATION HANDLING	OMBUDSMAN	Measures providing access to Petrobras' stakeholders to a humanized treatment process, with a focus on safety, efficiency, transparency, and resolution of sexual violence reports.

Petrobras Program Against Sexual Violence – Actions

STRATEGY	PREVENTION	HEALTH SUPPORT	DENUNCIATION HANDLING
Conduct engagement surveys.	Train specific audiences.	Implement systematic support for people affected by workplace sexual violence	Centralize investigation and reduce timelines.
Implement an action plan for a diverse and respectful environment.	Demonstrate commitment and engagement of self-administration in promoting a culture of respect.	Establish a formal structure to manage the health support channel.	Review standards associated with the complaint handling process.
Approve a diversity policy.	Develop and publish guidelines for preventing and combating discrimination, moral harassment, and sexual violence.	Develop protocols for the health support channel.	Create a structure with a diverse, qualified, and dedicated multidisciplinary team.
Define diversity goals.	Review internal regulations to include provisions for combating sexual violence.	Establish standards for the health support channel.	Train teams dedicated to the topic.
Execute a communication plan on sexual violence.	Semi-annually disclose reports on complaints and disciplinary measures.		Evaluate process follow-up by a representative of the complainant/victim.
Incorporate human rights violation risks across all company areas.	Provide mandatory e-learning on harassment and discrimination.		Ensure measurement and transparency in the performance of sexual violence denunciation handling.
			Provide feedback to the complainant and collect opinions on the process.
			Realizar estudo sobre Sistema de Consequência
			Conduct studies on the consequence system.
			Implement an integrated system for handling sexual violence records

Health Support Channel – *support channel for individuals affected by workplace violence.*

SUPPORT

Actions aimed at active listening, fostering the person's seeking assistance, strengthening their decision-making, and promoting comprehensive health care.

May-2023

0800

SERVICE NOW

ATENDIMENTO PRESENCIAL

- Available 24/7
- Health professionals
- Confidential
- Entire workforce
- This is not the Whistleblowing Channel

Petrobras Program Against Sexual Violence and the Health Support Channel

The creation of the Petrobras Program Against Sexual Violence and the establishment of the Health Support Channel were important responsive actions to mitigate risks related to cases of sexual violence within the company.

The consolidation of the support process within health provided specialized assistance to individuals affected by workplace violence.

We have been approached by various companies for the presentation of our support process, with positive evaluations of the practices carried out in the support channel and collective biopsychosocial interventions related to workplace violence demands.

There are plans to expand the program to cover all types of workplace violence, with a corresponding expansion of the health support channel.

The insights gained by the health team dedicated to the support process deepened the understanding of the complexity related to workplace violence, playing a crucial role in creating prevention initiatives.



BR PETROBRAS

DEEP DIVE
PETROBRAS 2024

Diversity, Equity and Inclusion
Q&A session

DEEP DIVE
PETROBRAS 2024

Governance and Compliance

Mario Spinelli



Strengthening Corporate Governance

Board of Directors responsible for approving global strategies - commercial, financial, risks, investments, transaction with related parties and others

Executive Board responsible for managing the business and achieving results

Endorsement of statutory committees before Officers, Executive Board and Board of Directors decisions

Decision-making process requires validation from technical areas and legal and compliance analysis

Independent Governance and Compliance, Internal Audit and Ombudsman structures. **External whistleblowing channel**, with assured anonymity and non-retaliation

Petrobras is overseen by several regulators

CVM (investors and capital market), CGU (Comptroller General Office), TCU (Federal Court of Accounts), SEST (control of governance practices), CADE (anti-trust body)

Procedures aiming at technical decisions

Prevent undue political interference

Projects with economic return

Governance reinforces rational decision-making process

VETO POWER

Veto power of Chief Governance and Compliance Officer over decisions of the Executive Board which are not compliant with the applicable legislation and internal rules

INDEPENDENCE

Chief Governance and Compliance Officer selection process by headhunter; election by BoD for 2-year tenure; dismissal only by the Board of Directors, with the approval of the majority of board members elected by minority shareholders

STRENGTHENING OF GOVERNANCE AND COMPLIANCE

Creation of new executive position to conduct the disciplinary accountability process, including those established on the Anticorruption Act, segregating the investigation process from the accountability process

Legal aspects

OIL LAW

Petrobras must practice market prices and act in a free and competitive market.
(Law 9478/97 – Lei do Petróleo, article 61)

STATE-OWNED COMPANIES ACT AND BYLAWS

When oriented to pursue public interest, the associated costs need to be disclosed.
Compensation for the Company in case of differences to market conditions.
(ex: implementation of investment projects and fuel marketing)

CORPORATE ACT

The Directors and Officers cannot act to the detriment of the Company.
(Law 6404/74 – Lei das S/As, article 245)

Nomination rules

Applicable law, Bylaws and Policy for Nomination of Senior Management Members

Board of Directors	Executive Board	Heads of the general structure
General Shareholders Meeting	Board of Directors	Board of Directors or Executive Board



PETROBRAS

DEEP DIVE PETROBRAS 2024

Governance Q&A session

DEEP DIVE
PETROBRAS 2024

Portfolio Management

Andrea Damiani



Petrobras

Strategic Plan 2024_2028+

Our value proposition

- Increasing oil and gas production
- Integration with downstream
- Value generation with just transition
- Focus on capital discipline

Higher investment in the 2024-2028 timeframe for long-term value Generation

- Exploration & Production
- Refining, Transportation and Marketing
- Gas and Low Carbon Energies
- Corporate

Portfolio under implementation | **Total CAPEX*** | **Portfolio under evaluation**



3
3
12
91
73
3
9
17
102
73
6
11
5

*Does not include US$ 12billion FPSOs. Includes potencial acquisitions

Petrobras

COMPLIANCE

WELL-DEFINED INTERNAL PROCEDURES

BEST MARKET PRACTICES

TECHNICAL ANALYSIS

ECONOMIC ANALYSIS

ROBUST GOVERNANCE

↓

PROJECT DEVELOPMENT

INVESTMENT | **ACQUISITION**

PROFITABILITY CRITERIA

- Net Present Value (NPV)
- Internal Rate of Return (IRR)
- Profitability Ratio
- Payback
- Break Even Price
- Risk Analisys

Projects only sanctioned with positive NPVs

OUTCOME

- Return on capital
- Reduced risk
- Sustainability
- Operational efficiency

Decision-making process with quality assurance and accountability

Petrobras follows strict governance and control standards, both in its investment and acquisition projects

Quality Assurance

- Technical & Business Advice and Review Groups composed of different areas of the company
- Recommendations for decision-making
- Recommendations for project improvement

Advisory Committees

- Statutory Technical Committee: Multidisciplinary committee formed by company executives
- Issue recommendations for decision: The same duties and responsibilities apply to managers
- Advisory Committees to the Board of Directors: Formed by the company's directors and external members

Decision Makers

- Board of Directors and Executive Board
- Final Investment Decision

Layers of the decision-making process involve multiple areas of the company and technical, executive, and senior management levels. All decisions pass through collegiate bodies.

Segregation of duties and regulators oversight

Project development involves several areas of the company, with segregation of duties

Business Area

Identifies opportunities, develops projects and submits them for approval

Corporate and Technical Areas

Each area provides the assumptions relative to its attributions. Macroeconomic assumptions generated by the Strategy Department and approved by senior management in the Strategic Plan

Business Performance

Independent area performs the valuation for new M&A processes/valuation review for new projects

Portfolio

Conducts M&A projects and negotiations and submission of documentation for approval

Compliance

Ensures process compliance

Petrobras is supervised by several regulators

- **CVM and SEC** (investor protection)
- **CGU** (Comptroller General Office)
- **TCU** (Federal Court of Accounts)
- **SEST** (control of governance practices)
- **CADE** (anti-trust body)

Project governance composed of validation and approval stages

CAPITAL INVESTMENT PROJECTS

IDENTIFY
- Inclusion in the portfolio under evaluation
- Evaluation of strategic fit

SELECT
- Technical and economic evaluation of conceptual alternatives
- Alternative selection and definition of business model

DEFINE
- Development of the selected alternative
- Basic Engineering Design
- Final Investment Decision

EXECUTE
- Construction of Project facilities
- Inclusion in the portfolio under implementation
- Capital Expenditure

CLOSING
- Conclude the project
- Begin the operation

Decision Gate

Portfolio under Evaluation	Oportunity Identification	Alternative Selection	Final Investment Decision
Executive Board	Executive Manager >USD 500 MM	Executive Board >USD 1000 MM	Board of Directors >USD 1000 MM

Must be supported by

- Technical and Economic Viability Study
- Revision Group Report
- Compliance Report
- Recommendation from the Statutory Technical Committee

Project governance composed of validation and approval stages

ACQUISITIONS

PROJECT SELECTION

- Strategic fit
- Prospective partner screening
- NDA Execution
- Inclusion in the portfolio under evaluation

NON BINDDING OFFER

- Designation of working group
- Preliminary valuation

BINDING OFFER

- Due dilligence
- Valuation
- Risk analisys
- Technical Opinions and Business Reports
- Inclusion in the Portfolio under Implementation

SIGNING

- Negotiation of conditions
- Fairness Opinions
- Signing of the transaction documents

CLOSING AND INTEGRATION

- Implementation of conditions to Closing
- Transfer of assets
- Start of integration

Decision Gate

Portfolio under Evaluation	NBO Approval	NBO Approval	Execution
Executive Board	Executive Board	Executive Board Board of Directors	Executive Board Board of Directors

All decisions must consider the recommendation by the working group and by the Technical Statutory Committee
Board of Directors decision must consider additional recommendation by Investment Advisory Committee and Audit Advisory Committee



PETROBRAS

DEEP DIVE PETROBRAS 2024

Portfolio Q&A session

DEEP DIVE
PETROBRAS 2024

FINANCIAL STRATEGY

Giuliano Carrozza



PETROBRAS

Petrobras' strong results: consistent performance brings opportunities

Liability management along with return to shareholders



ADJUSTED EBITDA
US$ billion
Brent
US$/bbl
61 69 73 80 101 114 101 89 81 78 87
8.9 11.8 11.6 11.3 15.0 19.9 17.4 13.9 14.0 11.4 13.6
1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23



NET INCOME
US$ billion
Gross Debt
US$ billion
71 64 60 59 59 54 54 54 53 58 61
0.2 8.1 5.9 5.6 8.6 11.0 8.8 8.2 7.3 5.8 5.5
1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23



FREE CASH FLOW TO EQUITY
US$ billion
0.2 -0.3 5.0 6.9 7.4 13.1 8.9 9.5 7.7 6.2 6.5
1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23



SHAREHOLDERS' REMUNERATION
(declared) US$ billion
Payout
%
0 75 96 119 113 153 97 83 68 53 69
0.0 6.1 5.7 6.7 9.7 16.8 8.5 6.9 5.0 3.1 3.8*
1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23
*0.2 Buybacks
3.6 Dividends

Petrobras' strong results: in-line with peers



ADJUSTED EBITDA
US$ billion
Brent
US$/bbl
61
69
73
80
101
114
101
89
81
78
87
1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23



NET INCOME
US$ billion
1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23



FREE CASH FLOW
US$ billion
1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23



SHAREHOLDERS' REMUNERATION
(cash) US$ billion
1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23

Source: Petrobras Financial Statements and Bloomberg for other companies.

Peer Group's Avg (BP, Chevron, Equinor, Exxon, Shell, Total Energies)
Petrobras

Capital remuneration reserve implementation: why?

Crucial to make our Shareholder Remuneration Policy effective


NET INCOME
US$ billion
0.2
8.1
5.9
5.6
8.6
11.0
8.8
8.2
7.3
5.8
5.5
1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23
2021
US$ 19.9 bn
2022
US$ 36.6 bn


FREE CASH FLOW TO EQUITY
US$ billion
0.2
-0.3
5.0
6.9
7.4
13.1
8.9
9.5
7.7
6.2
6.5
1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23
2021
US$ 11.8 bn
2022
US$ 38.9 bn

Our Policy is cash-oriented, it makes sense to avoid focusing on accounting metrics in scenarios such as 2021 (NI > FCFE).

Main goals of the capital remuneration reserve:

- Reduction of exposure to extraordinary events without immediate cash effects;
- More regularity to dividend payments, once ensured its financial sustainability, even in periods with adverse results;
- Make the Policy effective: reserve constitution must comply with the Policy.



Capital remuneration reserve

Brazilian law differs from other countries

Under Brazilian Corporate Law, annual profits must be either allocated to reserves or paid out as dividends. Therefore, the bylaws of corporations can create specific accounting reserves in addition to those provided by law.

Similar reserves are not seen in the US: under Delaware Law, corporations are not subject to equivalent corporate accounting rules and are not obliged to pay the annual profit as dividends.

Europe: although in general it is to the board/shareholders sole discretion whether dividends are paid and in what amount, the bylaws and other organizational documents of companies incorporated in certain EU jurisdictions allow for the creation of reserves for future allocation of earnings as determined by the board of directors or similar governing bodies.

Capital remuneration reserve: benchmarking on B3

Before Petrobras, 8 out of the 10 largest companies had statutory reserves

As a result, the bylaws of many Brazilian corporations provide for some type of profit/dividend reserve for future payment of dividends.

bradesco

Itaú

btg

ambev

BANCO DO BRASIL

ITAÚSA

Capital remuneration reserve: characteristics

Bylaws of Petrobras, Art. 56

Purpose

- *Dividends, interest on equity, or other forms of remuneration to shareholders provided for by law*
- *Share buy-backs*

Transparency: provided by law

- *Absorption of losses*
- *Incorporation into share capital as a remaining purpose*

Allocation

- *Up to 70% of the adjusted net income for the year*

Limit

- *Share capital*


PETROBRAS
Bylaws of Petróleo Brasileiro S.A. – Petrobras
As approved at the Extraordinary General Meeting held on November 30th, 2023

And why is it important to have an effective, cash-oriented Remuneration Policy?

SHAREHOLDER REMUNERATION POLICY

1. MINUTE OF APPROVAL

Policy approved by Petrobras' Board of Directors – Meeting no. 1,713, item 3, topic 78 of 07-28-2023.

2. COVERAGE

This Policy applies to Petróleo Brasileiro S.A. (Petrobras).

3. PRINCIPLES

3.1 At Petrobras, the distribution of shareholder remuneration will follow the provisions of the legal and statutory rules and in this shareholder remuneration policy ("Policy").

3.2 Petrobras seeks, through its dividend Policy, to guarantee its continuity and financial sustainability in the short, medium and long term and to provide predictability to the flow of remuneration payments to shareholders. Consequently, the payment of shareholder remuneration must not compromise the Company's short, medium and long-term financial sustainability.

3.3 Remuneration of Petrobras' shareholders shall occur through the payment of dividends and interest on own capital and/or the repurchase of its own shares. The buyback, when it occurs, must be carried out through a structured program approved by the Board of Directors.

3.3.1 The repurchases of shares carried out in the context of the Shareholder Remuneration Policy will always have the objective of maintaining the acquired shares in treasury and their subsequent cancellation.

4. GUIDELINES

Financial sustainability is a key principle of our Policy, encompassing all forms of distribution, which has been adopted since its first inception in 2019.

Accounting metrics such as net income are more prone to being affected by non-recurrent events without relation to the companies' liquidity position.

***Financial sustainability**: relevance of our Strategic Plan*

KEY GUIDELINES ARE ESTABLISHED ON THE STRATEGIC PLAN

- **Capital allocation**
- **Cash references**
- **Value creation**
- **Gross debt level**

AND IT BALANCES OUR VISION AND LONG-TERM SUSTAINABILITY

Sources and uses of cash over the next 5 years

US$ billion 2024-28



Cash generation after tax and judicial deposits
180 – 207
Earn-outs (includes divestments)
0 - 3
Sources
Uses
Cash flows from investments
40 - 45
Dividends (may include share buy-backs)
5-10
Potential extraordinary dividends (may include share buy-backs)
35 - 40
Leasings
5-10
Financial debt amortization
5-10
Interest expenses

Assumptions for the period:

	2024	2025	2026	2027	2028
Brent (US$/barrel)	80	78	75	73	70
Real exchange rate (R$/US$)	5.05	5.04	5.03	4.98	4.90

24

Strategic Plan: *tackling cost inflation with savings initiatives*

KEY GUIDELINES ARE ESTABLISHED ON THE STRATEGIC PLAN

- **Capital allocation**
- Cash references
- Value creation
- Gross debt level

WE ARE COMMITTED TO FINANCIAL RESPONSIBILITY

Savings that exceed our expected CAPEX on new oil & gas frontiers throughout Petrobras' 2024-2028+ Strategic Plan were achieved in the last three years.

Commitment to generating value for our shareholders through financial responsibility and operational efficiency.

Strategic Plan: creating value from tax litigations

KEY GUIDELINES ARE ESTABLISHED ON THE STRATEGIC PLAN

- **Capital allocation**
- Cash references
- Value creation
- Gross debt level

TAX AGREEMENTS ARE POSSIBLE BASED ON TECHNICAL ANALYSIS



Tax transaction and/or amnesty legislation
Overall assessments on our tax contingencies, including legal opinions & economic evaluations
Economic Advantage + Absence of legal obstacle
No
Proposition is dismissed
Yes
Resolution by the competent authority (Audit Com.+BD, >R$ 300 mm)

KEY FACTORS:

- Cost of tax transaction must be lower than the maintenance cost of litigation;
- Cash optimization: prevent new judicial deposits & recover blocked amounts;
- Auditing Committee and BoD do participate in the most relevant & material cases;
- Structured process that complies with our internal controls and best practices.

Strategic Plan: *establishing cash management parameters*

KEY GUIDELINES ARE ESTABLISHED ON THE STRATEGIC PLAN

- Capital allocation
- **Cash references**
- Value creation
- Gross debt level

OPERATIONAL AND PLANNING REFERENCES



Reference
Minimum
EFFICIENT ZONE

MINIMUM: routine cash management, focusing on operational needs.
REFERENCE: cost effective planning reference.
EFFICIENT ZONE: adequate cash mgmt. with a cost x risk approach.

Strategic Plan: *value creation initiatives*

KEY GUIDELINES ARE ESTABLISHED ON THE STRATEGIC PLAN

- Capital allocation
- Cash references
- **Value creation**
- Gross debt level

WE ARE ALWAYS PURSUING VALUE CREATION INITIATIVES

Our team is constantly looking for opportunities to unlock value: Eletrobras agreement recovered R$ 1.2 bn on a 30-year old dispute.

Joint-Ventures: regularly optimizing its operations, closely working with our E&P partners to amplify value levers.

Strategic Plan: balancing capital structure and defining debt level

KEY GUIDELINES ARE ESTABLISHED ON THE STRATEGIC PLAN

- Capital allocation
- Cash references
- Value creation
- **Gross debt level**

DEBT GUIDELINES ARE BASED ON SEVERAL APPROACHES

- Market benchmarking
- Rating agencies parameters
- Capital structure based on market data
- Capital structure based on company forecasts



YTM
New issuance
10yr Bond
USD 1.25 bn
Open Market
Repurchases

ACTIVE LIABILITY MANAGEMENT

An appropriate debt level enables seizing market opportunities.

Remuneration decision-making: *back to financial sustainability*

KEY GUIDELINES ARE ESTABLISHED ON THE STRATEGIC PLAN

- **Capital allocation**
- **Cash references**
- **Value creation**
- **Gross debt level**

WHICH ARE CONSIDERED ALONG WITH SEVERAL RISK FACTORS

RISK FACTORS

Prices, FX rates, oil production...

OUTLOOK

Financial sustainability assessment

CASH MGMT

Minimum cash position, reference cash level

DEBT MGMT

REMUNERATION POLICY

DIVIDEND LEVEL

Proposed amount to be distributed is based on a forward-looking risk analysis

Remuneration decision-making: financial sustainability assessment

IN SHORT

Dividends decisions do not consider only past information, including most recent cash position, but mainly a forward-looking and risk-averse approach, taking into account forecasted inflows and outflows along with several risk factors.


CASH POSITION FORECAST
Cash references
T
T+1
T+2
T+3
T+4
T+5
T+6
T+7
T+8
TIME

Shareholders' remuneration follows the same decision framework since 2021

2021		2022		2023	
		1Q22	US$ 9.7 bn	1Q23	US$ 5.0 bn
2Q21	US$ 6.1 bn	2Q22	US$ 16.8 bn	2Q23	US$ 3.1 bn
3Q21	US$ 5.7 bn	3Q22	US$ 8.5 bn	3Q23	US$ 3.6 bn[1]
4Q21	US$ 6.7 bn	4Q22	US$ 6.9 bn		

- Updates actual data
- Forecasts cash position @risk
- Assess remuneration level

"As provided for in the policy. the decision to distribute dividends and/or other earnings for the 2022 fiscal year considered several factors and variables. such as our results. financial condition. cash needs. prospects of current markets and potential. in addition to our investment opportunities."

Petrobras Management Report. 2022

Note: Other US$ 1.4 billion (interests) also distributed.

[1] US$ 0.2 billion in share buybacks

DEEP DIVE
PETROBRAS 2024

Final Remarks



PETROBRAS



PETROBRAS

DEEP DIVE PETROBRAS 2024

Financial Strategy
Q&A session